Filed Pursuant to Rule 433
Registration No. 333-213943

The Western Union Company

$100,000,000 3.600% Notes due 2022

August 15, 2017

Pricing Term Sheet

Issuer:	The Western Union Company

Securities:	3.600% Notes due 2022; upon settlement, the notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding $400,000,000 3.600% Notes due 2022 issued on March 15, 2017, and the aggregate principal amount of this series of notes will be $500,000,000

Format:	SEC-Registered

Trade Date:	August 15, 2017

Settlement Date*:	August 22, 2017 (T+5)

Maturity Date:	March 15, 2022

Principal Amount:	$100,000,000

Price to Public:	101.783% (plus accrued interest from March 15, 2017)

Net Proceeds (before expenses) to Issuer:	$102,753,000 (including $1,570,000 of accrued interest)

Spread to Benchmark Treasury:	+135 basis points

Benchmark Treasury:	UST 1.875% due July 31, 2022

Benchmark Treasury Price / Yield:	100-08 ¼ / 1.820%

Yield to Worst:	3.170%

Coupon (Interest Rate):	3.600%

Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2017

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment for the New 2022 Notes” in the preliminary prospectus supplement

Optional Redemption—Make-Whole Call:	Make-whole call at any time prior to February 15, 2022, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 25 basis points

Optional Redemption—Par Call:	Par call at any time on or after February 15, 2022, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest but unpaid interest thereon to, but excluding, the date of redemption

Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Business Days:	New York

CUSIP / ISIN:	959802 AU3 / US959802AU35

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes

Joint Book-Running Managers:	Citigroup Global Markets Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

*The Issuer expects to deliver the notes against payment on or about August 22, 2017, which is the fifth U.S. business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the third U.S. business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the third U.S. business day before the settlement date should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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